June 10, 2019

Division of Corporation Finance

Office of Telecommunications

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Attn:	Paul Fischer, Staff Attorney

Re:	Millicom International Cellular S.A. Registration Statement on Form F-1 Registration No. 333-231918

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join the request of Millicom International Cellular S.A. that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 2:00 p.m. Eastern Daylight Time on June 12, 2019 or as soon thereafter as is practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 350 copies of the Preliminary Prospectus dated June 3, 2019 through the date hereof, to underwriters, dealers, institutions and others.

We will comply and have been informed by the other participating underwriters that they will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact Scott Colwell or Roderick Branch of Latham & Watkins LLP at (212) 906-1200 with any questions or comments with respect to this letter.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

BOFA SECURITIES, INC.

MORGAN STANLEY & CO. LLC

As representatives of the several underwriters

BOFA SECURITIES, INC.

By:	/s/ Michael Liloia
	Name:	Michael Liloia
	Title:	Director

MORGAN STANLEY & CO. LLC

By:	/s/ James Watts
	Name:	James Watts
	Title:	Executive Director

[Signature Page to Acceleration Request]